SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(RULE 14d-1)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOODY'S FAMILY CLOTHING, INC.
(Name of Subject Company (Issuer))

GFC ENTERPRISES, INC.
GFC HOLDING CORP.
SUN GFC, LLC
SUN CAPITAL PARTNERS IV, LP
SUN CAPITAL ADVISORS IV, LP
SUN CAPITAL PARTNERS IV, LLC
(Names of Filing Persons (Offerors))

Common Stock, no par value per share	382588101
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Marc J. Leder
Rodger R. Krouse
c/o Sun Capital Partners IV, LP
5200 Town Center Circle
Suite 470
Boca Raton, FL 33486
Telephone: (561) 394-0550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James S. Rowe, Esq.
Carol Anne Huff, Esq.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$292,829,456	$34,466.03

(1)
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all outstanding shares of common stock, no par value per share ("Shares"), and all Shares issuable upon exercise of options vested on the Effective Date (as defined in the Offer to Purchase), at a purchase price of $8.00 per Share. As of October 7, 2005, there were 33,128,681 Shares outstanding and options to purchase 3,475,001 Shares outstanding.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004, equals 0.011770% of the transaction value. The filing fee was previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,466.03	Filing party: GFC Enterprises, Inc., et al.
Form or Registration No.:	Schedule TO	Date Filed:	October 21, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒.

        This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by GFC Enterprises, Inc., a Tennessee corporation ("Purchaser"), GFC Holding Corp., a Delaware corporation ("Parent"), Sun GFC, LLC, a Delaware limited liability company, Sun Capital Partners IV, LP, a Delaware limited partnership, Sun Capital Advisors IV, LP, a Delaware limited partnership, and Sun Capital Partners, LLC, a Delaware limited liability company. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value per share ("Share"), of Goody's Family Clothing, Inc., a Tennessee corporation ("Goody's"), at a purchase price of $8.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 21, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to the applicable items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Offer to Purchase.

        On October 26, 2005, Parent and Purchaser terminated the Merger Agreement pursuant to Section 8.03(c) thereof and have therefore terminated the Offer. Purchaser has instructed the Depositary for the Offer to return all tendered Shares, if any, to tendering holders.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 21, 2005.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement as published on October 21, 2005 in The Wall Street Journal.*
(a)(5)(i)	Joint Press Release issued by Goody's and Sun Capital Partners, Inc. on October 10, 2005 (filed as Exhibit 99.1 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(b)	None.
(d)(1)	Acquisition Agreement and Agreement and Plan of Merger dated as of October 7, 2005 by and among Goody's, Purchaser and GFC Holding Corp. (filed as Exhibit 2.1 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(2)	Commitment Letter dated as of October 7, 2005 by Sun Capital Partners IV, LP to GFC Holding Corp. (filed as Exhibit 10.110 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(3)	Support Agreement dated as of October 7, 2005 among GFC Holding Corp., Purchaser and each of the persons listed on Schedule A attached thereto (filed as Exhibit 10.109 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(4)	Stock Option Agreement dated as of October 7, 2005 among Goody's, GFC Holding Corp. and Purchaser (filed as Exhibit 10.108 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(5)	Confidentiality Agreement dated as of June 20, 2005 between Sun Capital Partners Group IV, LP and Goody's.*
(d)(6)	Exclusivity Letter dated as of August 19, 2005 between Sun Capital Partners Group IV, Inc. and Goody's.*
(d)(7)	Amendment No. 1 to Exclusivity Letter dated September 16, 2005 between Sun Capital Partners Group IV, Inc., Goody's and Robert M. Goodfriend.*
(d)(8)	Amendment No. 2 to Exclusivity Letter dated October 3, 2005 between Sun Capital Partners Group IV, Inc., Goody's and Robert M. Goodfriend.*
(d)(9)	Amendment No. 3 to Exclusivity Letter dated October 7, 2005 between Sun Capital Partners Group IV, Inc., Goody's and Robert M. Goodfriend.*
(g)	None.
(h)	None.
*
Previously filed.

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005	GFC ENTERPRISES, INC.
	By:	/s/ RODGER KROUSE
	Name:	Rodger R. Krouse
	Title:	Vice President
GFC HOLDING CORP.
	By:	/s/ RODGER KROUSE
	Name:	Rodger R. Krouse
	Title:	Vice President
SUN GFC, LLC
	By:	/s/ RODGER KROUSE
	Name:	Rodger R. Krouse
	Title:	Vice President
SUN CAPITAL PARTNERS IV, LP
	By:	Sun Capital Advisors IV, LP
	Its:	General Partner
	By:	By: Sun Capital Partners, LLC
	Its:	General Partner
	By:	/s/ RODGER KROUSE
	Name:	Rodger R. Krouse
	Title:	Co-CEO
SUN CAPITAL ADVISORS IV, LP
	By:	By: Sun Capital Partners, LLC
	Its:	General Partner
	By:	/s/ RODGER KROUSE
	Name:	Rodger R. Krouse
	Title:	Co-CEO
SUN CAPITAL PARTNERS, LLC
	By:	/s/ RODGER KROUSE
	Name:	Rodger R. Krouse
	Title:	Co-CEO

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated October 21, 2005.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement as published on October 21, 2005 in The Wall Street Journal.*
(a)(5)(i)	Joint Press Release issued by Goody's and Sun Capital Partners, Inc. on October 10, 2005 (filed as Exhibit 99.1 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(b)	None.
(d)(1)	Acquisition Agreement and Agreement and Plan of Merger dated as of October 7, 2005 by and among Goody's, Purchaser and GFC Holding Corp. (filed as Exhibit 2.1 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(2)	Commitment Letter dated as of October 7, 2005 by Sun Capital Partners IV, LP to GFC Holding Corp. (filed as Exhibit 10.110 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(3)	Support Agreement dated as of October 7, 2005 among GFC Holding Corp., Purchaser and each of the persons listed on Schedule A attached thereto (filed as Exhibit 10.109 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(4)	Stock Option Agreement dated as of October 7, 2005 among Goody's, GFC Holding Corp. and Purchaser (filed as Exhibit 10.108 to Goody's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
(d)(5)	Confidentiality Agreement dated as of June 20, 2005 between Sun Capital Partners Group IV, LP and Goody's.*
(d)(6)	Exclusivity Letter dated as of August 19, 2005 between Sun Capital Partners Group IV, Inc. and Goody's.*
(d)(7)	Amendment No. 1 to Exclusivity Letter dated September 16, 2005 between Sun Capital Partners Group IV, Inc., Goody's and Robert M. Goodfriend.*
(d)(8)	Amendment No. 2 to Exclusivity Letter dated October 3, 2005 between Sun Capital Partners Group IV, Inc., Goody's and Robert M. Goodfriend.*
(d)(9)	Amendment No. 3 to Exclusivity Letter dated October 7, 2005 between Sun Capital Partners Group IV, Inc., Goody's and Robert M. Goodfriend.*
(g)	None.
(h)	None.
*
Previously filed.